FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

To:	Customer Service, Customer Relations, Reservations, and Flight Attendants
From:	Corporate Communications
Date:	May 19, 2005

Information Sheet
America West Airlines / US Airways Merger

Today America West announced that we have reached an agreement to merge with US Airways, creating the first full-service nationwide low fare carrier.

During this merger transition process, customers will have many questions and, since you’re dealing with them daily, we want to make sure you’re equipped to answer their questions.

First, it will be business as usual for America West in the months ahead. That means we will continue flying our planes, making passenger reservations and issuing America West tickets. It’s important that passengers know this information. We can retain their loyalty and business during this period through our outstanding customer service and on-time performance.

Still, this high-profile story will generate interest, opinions and, in some cases, concern from passengers. You’ll probably hear questions that are even more unusual than ever. We are counting on you to answer those questions to the best of your knowledge. The answers to anticipated customer questions are in the box below.

Also, we know that you have questions as well, so we encourage you to use a number of employee resources to stay informed. We want to make sure you’re looped in during this important and often-changing time.

Thank you for continuing to deliver excellent service to our customers. Your efforts will help ensure a successful transition for everyone.

Employee Sources of Information
 Stay informed by using several communications vehicles, including:

•	awaCompass.com, the employee Web site

•	Plane Deal, a new weekly newsletter dedicated to the merger (look for it in break rooms, the crew lounge and other work sites)

•	Employee webcasts; dates and times will be published in communication materials

•	Doug’s hotline (888) 292-5087 or (480) 693-4487

•	Summer town halls (schedule available on awaCompass.com)

In addition, we want to hear from you. Share your thoughts (and customers’ questions) with us and, although we can’t respond to each individually, we’ll post questions (with answers) on awaCompass every Friday. To submit feedback, please write to: merger@americawest.com or call the merger voicemail at voicemail (888) 766-4682 or (480) 693-1330.

Anticipated Customer Questions & Answers

Why would you merge with US Airways?
The merger will bring together the East and West, to offer you a more complete, nationwide route system. America West, which is well established in the West, will benefit from US Airways’ East Coast presence, as well as their international routes.

Why would you take the US Airways name?
In research, we found that the US Airways name is more recognizable, particularly in the East and internationally. It also makes the most sense economically. It’s less costly to transition to US Airways than to America West or an entirely new name.

Is my America West ticket still good?
Yes. We’re still operating business as usual, so your tickets, reservations, FlightFund miles, etc., are still good. It will be quite a while before any of this would change. Of course, we will give you plenty of notice of when and how things might change.

Are my FlightFund miles going to go away when the merger is approved?
No. You’ll continue to accrue and use your miles and, once we merge programs with US Airways (bringing the best of both into the new program), your miles will roll over.

Are you planning to pull service out of any cities?
For now it’s business as usual and there are no significant service changes.

I’m a US Airways customer. How can I find out about (fill in the blank)?
US Airways’ reservations number is (800) 428-4322 and their Web site is www.USAirways.com.

How can I find out more about the merger (financials, timeline, etc.)?
The most updated, reliable resource is the special merger section on our Web site, www.americawest.com.

Can’t answer a customer’s question? As your supervisor/manager or let us help you. Leave us a voice message or send us an e-mail and we’ll post questions (with answers) on awaCompass every Friday. To submit feedback, please write to: merger@americawest.com or call the merger voicemail at voicemail (888) 766-4682 or (480) 693-1330.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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